UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:
Prospect Marketplace Lending Corporation
(Exact Name of Registrant as Specified in the Charter)

10 East 40th Street, 42nd Floor
New York, NY 10016
(Address of Principal Executive Offices)

(212) 448-0702
(Registrant’s Telephone Number, Including Area Code)

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management L.P.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name and address of agent for service)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, State of New York, on October 24, 2016.

Prospect Marketplace Lending Corporation

By	/s/ JOHN F. BARRY III
	Name:	John F. Barry III
	Title:	Chairman of the Board of Directors, Chief Executive Officer

Attest:	/s/ M. GRIER ELIASEK
	Name:	M. Grier Eliasek
	Title:	President and Chief Operating Officer